UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GSE Holding, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

36191X 100

(CUSIP Number)

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attn: Gerald T. Nowak, P.C.

Theodore A. Peto

(312) 862-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36191X 100		13D

1.	Name of Reporting Person Code Hennessy & Simmons IV LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,025,483(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,025,483(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,743,635(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 53.3%(1)(2)

14.	Type of Reporting Person PN

(1) Due to the Amended and Restated Stockholders Agreement, dated as of February 15, 2012, as amended and supplemented (the “Stockholders Agreement”), by and among GSE Holding, Inc., a Delaware corporation (the “Issuer”), Code Hennessy & Simmons IV LP, CHS Associates IV and certain other stockholders of the Issuer (the “Other Stockholders”), this reporting person may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Act and therefore may be deemed to beneficially own 281,848 shares of common stock of the Issuer, $0.01 par value per share (the “Common Stock”), beneficially owned by the Other Stockholders as of the date of this Statement (the “Other Stockholder Shares”). This reporting person expressly disclaims being a member of a Section 13D “group” with the Other Stockholders and expressly disclaims beneficial ownership of the Other Stockholder Shares. As a result, the Other Stockholder Shares have been excluded from lines 11 and 13 in the table above. If the Other Stockholder Shares were included in Lines 11 and 13 in the table above, these lines would identify this reporting person as beneficially holding, in the aggregate, 11,025,483 shares of Common Stock, or 54.7%.

(2) Based on 20,166,266 shares of Common Stock outstanding as of May 3, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2013 (the “Reported Shares Outstanding”).

CUSIP No. 36191X 100		13D

1.	Name of Reporting Person CHS Management IV LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,025,483(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,025,483(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,743,635(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 53.3%(1)(2)

14.	Type of Reporting Person PN

(1) Due to the Stockholders Agreement, this reporting person may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Act and therefore may be deemed to beneficially own the Other Stockholder Shares. This reporting person expressly disclaims being a member of a Section 13D “group” with the Other Stockholders and expressly disclaims beneficial ownership of the Other Stockholder Shares. As a result, the Other Stockholder Shares have been excluded from lines 11 and 13 in the table above. If the Other Stockholder Shares were included in Lines 11 and 13 in the table above, these lines would identify this reporting person as beneficially holding, in the aggregate, 11,025,483 shares of Common Stock, or 54.7%.

(2) Based on the Reported Shares Outstanding.

CUSIP No. 36191X 100		13D

1.	Name of Reporting Person CHS Capital LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,025,483(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,025,483(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,743,635(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 53.3%(1)(2)

14.	Type of Reporting Person OO

(1) Due to the Stockholders Agreement, this reporting person (formerly Code Hennessy & Simmons LLC) may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Act and therefore may be deemed to beneficially own the Other Stockholder Shares. This reporting person expressly disclaims being a member of a Section 13D “group” with the Other Stockholders and expressly disclaims beneficial ownership of the Other Stockholder Shares. As a result, the Other Stockholder Shares have been excluded from lines 11 and 13 in the table above. If the Other Stockholder Shares were included in Lines 11 and 13 in the table above, these lines would identify this reporting person as beneficially holding, in the aggregate, 11,025,483 shares of Common Stock, or 54.7%.

(2) Based on the Reported Shares Outstanding.

CUSIP No. 36191X 100		13D

1.	Name of Reporting Person CHS Associates IV

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,025,483(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,025,483(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,743,635(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 53.3%(1)(2)

14.	Type of Reporting Person PN

(1) Due to the Stockholders Agreement, this reporting person may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Act and therefore may be deemed to beneficially own the Other Stockholder Shares. This reporting person expressly disclaims being a member of a Section 13D “group” with the Other Stockholders and expressly disclaims beneficial ownership of the Other Stockholder Shares. As a result, the Other Stockholder Shares have been excluded from lines 11 and 13 in the table above. If the Other Stockholder Shares were included in Lines 11 and 13 in the table above, these lines would identify this reporting person as beneficially holding, in the aggregate, 11,025,483 shares of Common Stock, or 54.7%.

(2) Based on the Reported Shares Outstanding.

CUSIP No. 36191X 100	13D

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the statement on Schedule 13D relating to the shares of Common Stock of the Issuer filed by Code Hennessy & Simmons IV LP (“CHS IV”), CHS Management IV LP (“CHS Management”), CHS Capital LLC (“CHS LLC”) and CHS Associates IV (“CHS Associates” and together with CHS IV, CHS Management and CHS LLC, the “Reporting Persons”) with the SEC on June 14, 2012, as amended on January 17, 2013 (the “Schedule 13D”).

Due to the Stockholders Agreement, each of the Reporting Persons may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Act and therefore may be deemed to beneficially own the Other Stockholder Shares.  Each of the Reporting Persons expressly disclaims being a member of a Section 13D “group” with the Other Stockholders and expressly disclaims beneficial ownership of the Other Stockholder Shares.

This Amendment No. 2 is being filed in order to report a decrease in the aggregate number of shares of Common Stock and in the aggregate percentage of the outstanding Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of the release and removal of the Issuer’s former chief executive officer and certain other stockholders as parties to the Stockholders Agreement and holders of Other Stockholder Shares.  Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.  The Schedule 13D, as amended by this Amendment No. 2, is referred to collectively as this “Statement.”

The Reporting Persons do not affirm the existence of a group and are filing this Statement jointly pursuant to Rule 13d-1(k) under the Act.

Item 3. Source and Amount of Funds or Other Consideration.

The third paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Issuer, CHS IV and CHS Associates entered into the Stockholders Agreement with the Other Stockholders, who are the beneficial owners of an aggregate of 281,848 shares of Common Stock as of the date of this Statement.  Each of the Reporting Persons may be deemed to have acquired beneficial ownership of such shares.  However, each of the Reporting Persons expressly disclaims any beneficial ownership of such shares.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a) - (b) As of the date of this Statement, CHS IV is the record owner of 10,726,003 shares of Common Stock.  The shares of Common Stock owned by CHS IV may be deemed to be beneficially owned by CHS Management, which is the general partner of CHS IV, and by CHS LLC, which is the general partner of CHS Management.  CHS Management and CHS LLC

CUSIP No. 36191X 100	13D

disclaim beneficial ownership of the shares of Common Stock owned by CHS IV, except to the extent of a pecuniary interest therein.  As of the date of this Statement, CHS Associates is the record owner of 17,632 shares of Common Stock.  The shares of Common Stock owned by CHS Associates may be deemed to be beneficially owned by CHS LLC, which is the managing general partner of CHS Associates.  CHS LLC disclaims beneficial ownership of the shares of Common Stock owned by CHS Associates, except to the extent of a pecuniary interest therein.

The 10,743,635 shares of Common Stock collectively owned by CHS IV and CHS Associates constitute approximately 53.3% of the outstanding shares of Common Stock, based on the Reported Shares Outstanding.

The Investment Committee of CHS LLC exercises sole voting and dispositive powers with respect to the shares of Common Stock held by CHS IV and CHS Associates.  The members of the Investment Committee are Brian P. Simmons, Daniel J. Hennessy, Thomas J. Formolo, David O. Hawkins and Richard A. Lobo (collectively, the “Investment Committee Members”).  Each of the Investment Committee Members disclaims beneficial ownership of the shares held by CHS IV and CHS Associates, except to the extent of a pecuniary interest therein.

The aggregate shares of Common Stock described above does not include shares of Common Stock beneficially owned by any other member of any “group” within the meaning of Section 13(d)(3) of the Act in which CHS IV, CHS Associates or any of the other Reporting Persons may be deemed a member.

Due to the relationship between the Reporting Persons and the Other Stockholders as set forth in the Stockholders Agreement, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act, with the Other Stockholders, and each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the limited matters described in the Stockholders Agreement over (and therefore to beneficially own) the 281,848 shares of Common Stock beneficially owned in the aggregate by the Other Stockholders as of the date of this Statement, such that each Reporting Person may be deemed to beneficially own 11,025,483 shares of Common Stock, representing approximately 54.7% of the outstanding shares of Common Stock, based on the Reported Shares Outstanding.  The Reporting Persons hereby expressly disclaim membership in any “group” with any person and expressly disclaim beneficial ownership of any shares of Common Stock that may be or are beneficially owned by the Other Stockholders.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any shares of Common Stock beneficially owned by the Other Stockholders for purposes of Section 13(d) of the Act or for any other purpose.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

CUSIP No. 36191X 100	13D

Pursuant to Rule 13d-1(k) under the Act, the Reporting Persons have entered into the Joint Filing Agreement, a copy of which was filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference, with respect to the joint filing of this Statement.

The Stockholders Agreement was amended by Amendment No. 2 to the Stockholders Agreement, effective July 10, 2013, to remove certain stockholders as parties thereto, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Except as described in this Statement, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as part of the Schedule 13D and this Amendment No. 2:

Exhibit 1                                               Joint Filing Agreement, dated June 14, 2012, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed with the SEC on June 14, 2012).

Exhibit 2                                               Amended and Restated Stockholders Agreement, dated as of February 15, 2012, by and among the Issuer, CHS IV, CHS Associates and certain other stockholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 15, 2012).

Exhibit 3                                               Amendment No. 2 to Amended and Restated Stockholders Agreement, dated July 10, 2013.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 16, 2013

CODE HENNESSY & SIMMONS IV LP

By:	CHS Management IV LP
Its:	General Partner

By:	CHS Capital LLC
Its:	General Partner

By:	/s/ Marcus J. George
Name:	Marcus J. George
Title:	Partner

CHS ASSOCIATES IV

By:	CHS Capital LLC
Its:	General Partner

By:	/s/ Marcus J. George
Name:	Marcus J. George
Title:	Partner

CHS MANAGEMENT IV LP

By:	CHS Capital LLC
Its:	General Partner

By:	/s/ Marcus J. George
Name:	Marcus J. George
Title:	Partner

CHS CAPITAL LLC

By:	/s/ Marcus J. George
Name:	Marcus J. George
Title:	Partner